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                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25

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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                0-22848
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR                                   CUSIP NUMBER
                                                                                                             912 899101
     For Period Ended: June 30, 1999                                                                -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
  U.S. Wireless Data, Inc.
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Full Name of Registrant
  N/A
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Former Name if Applicable
  2200 Powell Street, Suite 800
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Address of Principal Executive Office (Street and Number)
  Emeryville, California 94608-1876
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

  [X]   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  [ ]   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Company requires a filing  extension for its Form 10-KSB for fiscal year ended June 30,1999.  It is in the process of completing  the annual report with its  independent  accounts as quickly as  practicable;  however,  the
     Company's  limited  resources have prevented it from completing the report to allow it to be filed by its September
     28, 1999 due date.


                                                                                                                     SEC 1344


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Robert E. Robichaud                                510                                      596-2025
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

               Based on the first three  quarters'  results and expected  results for the fourth quarter of fiscal 1999, the Company expects to report a net loss of approximately $5.6 million for the year ended June 30, 1999 versus a loss of $11.0 million for the prior fiscal year. The decreased loss is primarily attributable to a reduction in operating  expense,  which is partially  offset by higher interest  expense.  The fiscal 1999 net loss also reflects an approximate $800,000 extraordinary gain from a conversion of debt to equity.

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                                                      U.S. WIRELESS DATA, INC.
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                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 28, 1999                                                     By /s/ Robert E. Robichaud
                                                                                ----------------------------------------------------
                                                                                Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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